Exhibit 99.2

DLocal Limited

Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2021 and for the three and nine-month periods ended September 30, 2021 and 2020

DLocal Limited

Consolidated Condensed Interim Statements of Comprehensive Income

For the nine-month and three-month periods ended September 30, 2021 and 2020

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Nine-months ended September 30		Three-months ended September 30
	Notes	2021	2020	2021	2020
Continuing operations
Revenues	6	167,863	69,490	68,646	30,850
Cost of services	6	(76,361)	(30.084)	(34,202)	(13,969)

Gross profit		91,502	39,406	34,444	16,881
Technology and development expenses	7	(2,232)	(1,255)	(1,116)	(528)
Sales and marketing expenses	8	(3,424)	(2,022)	(1,255)	(739)
General and administrative expenses	8	(30,080)	(15,662)	(10,887)	(3,469)
Impairment (loss)/gain on financial assets	15	(8)	853	159	(45)
Other operating gain/(loss)		3,514	(2,831)	224	(2,760)

Operating profit		59,272	18,489	21,569	9,340
Finance income		1,273	354	1,089	219
Finance costs		(511)	(60)	(275)	(14)
Inflation adjustment		(197)	34	(156)	9

Other results		565	328	658	214

Profit before income tax		59,837	18,817	22,227	9,554
Income tax expense	11	(5,533)	(2,231)	(2,558)	(932)

Profit for the period		54,304	16,586	19,669	8,622
Profit attributable to:
Owners of the Group		54,291	16,586	19,663	8,622
Non-controlling interest		13	—	6	—

Profit for the period		54,304	16,586	19,669	8,622
Earnings per share (in USD)
Basic Earnings per share	12	0.19	0.06	0.07	0.03
Diluted Earnings per share	12	0.18	0.06	0.06	0.03
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations		477	(555)	(391)	249

Other comprehensive income / (expense) for the period, net of tax		477	(555)	(391)	249
Total comprehensive income for the period
Owners of the Group		54,759	16,031	19,272	8,869
Non-controlling interest		22	—	6	2

		54,781	16,031	19,278	8,871

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Financial Position

As of September 30, 2021 and December 31, 2020

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	September 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents	14	293,055	111,733
Financial assets at fair value through profit or loss		1,066	8,319
Trade and other receivables	15	167,600	72,785
Other assets	16	1,825	2,017

Total Current Assets		463,546	194,854
Non-Current Assets
Deferred tax assets		252	216
Property, plant and equipment		2,243	913
Right-of-use assets		4,030	188
Intangible assets	17	45,799	4,153
Other assets	16	—	143

Total Non-Current Assets		52,324	5,613

TOTAL ASSETS		515,870	200,467
LIABILITIES
Current Liabilities
Trade and other payables	18	244,476	142,865
Lease liabilities		272	201
Tax liabilities	19	8,742	7,788
Derivative financial instruments	20	—	2,896
Provisions	21	2,409	1,393
Contingent considerations liability		665	—

Total Current Liabilities		256,564	155,143
Non-Current Liabilities
Deferred tax liabilities		655	259
Lease liabilities		3,760	17

Total Non-Current Liabilities		4,415	276

TOTAL LIABILITIES		260,979	155,419
EQUITY
Share Capital	12	590	602
Share Premium	12	157,151	—
Capital Reserve	12	10,505	12,582
Other Reserves	12	423	119
Retained earnings	12	86,204	31,749

Total Equity Attributable to owners of the Group		254,873	45,052
Non-controlling interest		18	(4)

TOTAL EQUITY		254,891	45,048

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2021 and 2020

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	Member Contributed Capital	Share Capital	Share Premium	Capital Reserve	Other Reserves	Retained Earnings	Total	Non-controlling interest	Total equity
Balance as of January 1st, 2021		—	602	—	12,582	119	31,749	45,052	(4)	45,048

Comprehensive Income for the period
Profit of the period		—	—	—	—	—	54,291	54,291	13	54,304
Exchange difference on translation on foreign operations		—	—	—	—	304	164	468	9	477

Total Comprehensive Income for the period		—	—	—	—	304	54,455	54,759	22	54,781

Transactions with Group owners in their capacity as owners
Initial public offering, net of underwriting discount and incremental and direct costs	12	—	9	86,441	—	—	—	86,450	—	86,450
Issue of ordinary shares	12	—	45	63,132	—	—	—	63,177	—	63,177
Par value change from 1.1211 U.S. Dollars to 1 U.S. Dollars	12	—	(70)	70	—	—	—	—	—	—
Share-options exercise	12	—	—	6,979	(6,898)	—	—	81	—	81
Share-based payment charges	9	—	—	—	5,360	—	—	5,360	—	5,360
Forfeitures	12	—	—	—	(6)	—	—	(6)	—	(6)
Warrant exercise	12	—	4	529	(533)	—	—	—	—	—

Transactions with Group owners in their capacity as owners		—	(12)	157,151	(2,077)	—	—	155,062	—	155,062

Balance as of September 30th, 2021		—	590	157,151	10,505	423	86,204	254,873	18	254,891

Balance as of January 1st, 2020		602	—	—	5,287	14	18,460	24,363	166	24,529

Adjustments due to reorganizations		(602)	602	—	—	—	—	—	—	—

Adjusted balance as of January 1st, 2020		—	602	—	5,287	14	18,460	24,363	166	24,529

Comprehensive Income for the period
Profit of the period		—	—	—	—	—	16,586	16,586	—	16,586
Exchange difference on translation on foreign operations		—	—	—	—	(516)	(39)	(555)	—	(555)

Total Comprehensive Income for the period		—	—	—	—	(516)	16,547	16,031	—	16,031

Transactions with Group owners in their capacity as owners
Share-based payments	9	—	—	—	7,039	—	—	7,039	—	7,039
Transaction between shareholders	12	—	—	—	—	—	163	163	(163)	—
		—	—	—	—	—	(15,000)	(15,000)	—	(15,000)

Distribution of retained earnings
Transactions with Group owners in their capacity as owners		—	—	—	7,039	—	(14,837)	(7,798)	(163)	(7,961)

Balance as of September 30th, 2020		—	602	—	12,326	(502)	20,170	32,596	3	32,599

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Consolidated Condensed Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2021 and 2020

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	September 30, 2021	September 30, 2020
Cash flows from operating activities
Profit before income tax		59,837	18,817
Adjustments:
Net, interest expense from financial instruments		(1,289)	(342)
Interest charges for lease liabilities		97	15
Other finance expense		414	45
Amortization of Intangible assets	10	2,594	520
Depreciation of Property, plant and equipment	10	309	96
Amortization of Right-of-use asset	10	337	128
Revenue reduction related to prepaid assets	16	150	—
Share-based payment expense, net of forfeitures	9	5,354	7,039
Net exchange differences		528	(212)
Fair value (gain)/loss on financial assets at fair value through profit or loss		16	(12)
Other operating (gain)/loss	20	(2,896)	2,831
Net Impairment loss/(gain) on financial assets	15	8	(853)

		65,459	28,072
Changes in working capital
Increase in Trade and other receivables	15	(91,964)	(35,561)
Increase in Other assets	16	146	(23)
Increase in Trade and other payables	18	101,611	59,223
Increase in Tax Liabilities	19	847	—
Increase in Provisions	21	1,016	445

Cash from operating activities		77,115	52,156
Income tax paid	11	(7,975)	(1,337)

Net cash from operating activities		69,140	50,819

Cash flows from investing activities
Acquisitions of Property, plant and equipment		(1,639)	(266)
Additions of Intangible assets	17	(43,575)	(2,394)
Net collections of / (investments in) financial assets at FVPL		7,237	(8,087)
Interest collected from financial instruments		1,289	342

Net cash used in investing activities		(36,688)	(10,405)

Cash flows from financing activities
Proceeds from issuance of shares	12	63,177	—
Proceeds from initial public offering	1.1.b	87,088	—
Initial public offering expenses paid		(638)	—
Share-options exercise		81	—
Dividends paid		—	(15,000)
Interest payment on lease liabilities		(97)	(15)
Principal payment on lease liabilities		(326)	(133)
Other finance expense paid		(414)	(45)

Net cash from / (used in) financing activities		148,871	(15,193)

Net increase in cash flow		181,323	25,221
Cash and cash equivalents at the beginning of the period		111,733	34,765
Effects of exchange rate changes on cash and cash equivalents		(1)	28

Cash and cash equivalents at the end of the period		293,055	60,014

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

DLocal Limited

Notes to the Consolidated Condensed Interim Financial Statements

At September 30, 2021

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1. General information and Reorganization

dLocal Limited (“dLocal” or the “Company”) is a holding company, referred to together with its subsidiaries as the “Group”. dLocal is a limited liability company. The Group was established on October 5, 2016, under the holding company dLocal Group Limited, domiciled and incorporated in Malta, and on April 14, 2021 it was reorganized under dLocal, domiciled and incorporated in the Cayman Islands. The Company is the ultimate controlling party of the Group.

The Group processes online payment transactions through more than 600 payment methods on September 30, 2021 (600 in the year 2020), enabling enterprise merchants located in developed economies (mainly United States, Europe and China) to get paid (“payins”) from customers in emerging markets and to make payments (“payouts”) to customers in emerging markets. As of the date of issuance of this Consolidated Condensed Interim Financial Statements, the Group continued to focus on its expansion efforts bringing the total number of countries in the geographic network to over 30.

In order to conduct its business, the Group has direct connections with banks, acquirers and payments processors to process payments locally in emerging markets. It also operates with financial institutions to expatriate/ repatriate the funds to/from the developed economies where the merchant customers elect to settle their funds in the currency of their preference (mainly U.S. Dollar, Euro). These consolidated condensed interim financial statements include dLocal’s subsidiaries and details of the structure are included under Note 4: Consolidation of subsidiaries.

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and we operate and are licensed, as applicable, in more than 20 countries in emerging markets, primarily in the Americas, Asia and Africa.

In addition, the Group is subject to laws aimed at preventing money laundering, corruption and the financing of terrorism. This regulatory landscape is constantly changing, including as a consequence of the implementation of the Fourth Anti-Money Laundering Directive (Directive 2015/849/EU, “MLD4”) and the proposed amendments to the MLD4, often referred to as the fourth Anti-Money Laundering Directive.

Reorganization

On April 14, 2021, in a series of transactions as further described below, the owners of dLocal Group Limited completed the contribution of 100% of their respective interests in dLocal Group Limited, with par value 1.1211 U.S. Dollars per share, on a pro rata basis to a newly formed entity, dLocal, in exchange for 100% of the common shares of dLocal, with par value 1 U.S. Dollars per share with no additional consideration, is defined as the “Reorganization”. The purpose of the Reorganization was to facilitate the initial public offering of the Group. dLocal had no prior assets, holdings or operations.

In connection with the Reorganization, the Group amended its existing employee share incentive plan, the “2020 Global Share Incentive Plan”. In this context, all obligations of dLocal Group Limited under this plan (including award agreements issued thereunder) have been transferred to dLocal, and options to purchase ordinary shares of dLocal Group Limited have been converted into options to purchase ordinary shares of dLocal. The conversion was based on a ratio intended to maintain in all material respects the same, and in no event greater, economic benefit to optionees as provided under the plans in effect prior to the Reorganization.

Additionally, the written resolution of dLocal’s shareholders dated May 19, 2021 and effective June 2, 2021, approved a 500-for-1 stock split of dLocal’s common shares, whereby every share of capital stock of dLocal was converted into 500 shares, changing the par value of dLocal’s common shares from 1 U.S. Dollars to 0.002 U.S. Dollars. Therefore, dLocal increased total shares outstanding from 577,008 shares to 288,504,000 shares. Consequently, the 2020 Global Share Incentive Plan was also amended to reflect such change in the par value of the common shares. References made to outstanding shares and per share amounts in the accompanying financial statements and applicable disclosures have been retroactively adjusted to reflect this stock split.

The Reorganization was limited to entities which were all under the control of the same shareholder group and was implemented in part to facilitate the IPO, it did not qualify as a business combination under common control; rather, it was a simple Reorganization of the capital of dLocal Group Limited, the existing organization. Therefore, all financial and other information herein relating to December and September 2020 are presented using the historical values from the consolidated financial statements of dLocal Group Limited. However, the issued share capital reflects that of Dlocal as of the Reorganization date.

1.1. Significant events during the period

a) Warrant exercise

On September 2, 2021 a holder of warrants exercised its net issuance right resulting in a net issuance on September 7, 2021 of 2,112,676 shares at a Fair Market Value of U.S. Dollars 65.14 per share, calculated using the average price of 5 business days before the exercise date.

b) Initial Public Offering (IPO)

On June 3, 2021, the Company successfully completed an initial public offering of its shares on the Nasdaq Global Select Market. The Company issued 4,411,765 shares, at a price of 21 U.S. Dollars per share prior to the underwriting discount of 6%. In addition, on June 3, 2021 the over-allotment option was exercised by the underwriters of the initial public offering on a secondary offering.

c) Acquisition of certain assets from PrimeiroPay

On March 11, 2021, dLocal signed a contract to acquire certain assets (mainly merchant agreements) from Primeiropay S.A.R.L and PrimeiroPay Technology GmbH (“Primeiropay”) in accordance to the Transfer of a Going Concern Agreement signed between the parties. The purchase of this acquisition of assets amounted to 40 million U.S. Dollars, of which 1.33 million U.S. Dollars is contingent consideration (subject to the achievement of the “earn-out”) and 38.67 million U.S. Dollars was an immediate cash consideration, with an effective date of April 1, 2021.

Primeiropay is an international payment service provider that delivers payment services for international merchants that want to accept payments from their international customers without setting up a local entity through processing all cards and payment methods domestically in local currencies. The concentration test outlined on IFRS 3 was met and therefore the transaction was classified as an asset acquisition.

For further details refer to Note 13: Asset acquisition.

d) Loan related to Employee share purchase plan (ESPP)

In November 2020 dLocal Group Limited signed a non-recourse “Loan Agreement” with two officers to fund the acquisition of shares under the ESPP.

During March and April 2021, dLocal received payments for USD 31,644 (equivalent to 15,459,000 common shares) that were considered as the collection of the exercise price of the options under the ESPP for the issuance of shares. Therefore, dLocal recognized for such collections the cash inflow against equity. As of the date of issuance of this Consolidated Condensed Interim Financial Statements, the loan and the corresponding accrued interest had been fully repaid.

e) Coronavirus pandemic

As of the date of this Consolidated Condensed Interim Financial Statements, the impact of the COVID-19 pandemic on our operations has had a different impact across our different product offerings and the different verticals the Group serves, with certain industries benefiting from increased adoption (e.g., online retail, online streaming, online gaming, social media) while others suffering initially from decreased usage (e.g., travel, ride hailing), however subsequently recovered to its pre-pandemic volumes.

The Group business has far showed a net benefit from the shift from in-store shopping and traditional payment methods towards e-commerce and digital payments (and overall higher exposure to online industries benefiting from increased adoption). The ultimate extent to which the COVID-19 pandemic impacts dLocal’s business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including, but not limited to, the duration, scope, severity, and geographic spread of the outbreak, its impact on the global economy, actions taken to contain or limit the impact of COVID-19, such as the availability of an effective vaccine or treatment, geographic variation in how countries and states are handling the pandemic, the appearance of new variants of the virus, and how quickly and to what extent normal economic and operating conditions may potentially resume.

The Directors continue to believe that even if the pandemic may adversely affect the Group in the short-term, in the long-term the Group’s assets will be preserved, and consequently the going concern basis applied to these financial statements is still applicable.

2. Presentation and preparation of the Consolidated Condensed Interim Financial Statements and significant accounting policies

2.1. Basis of preparation of consolidated condensed interim financial information

These Consolidated Condensed Interim Financial Statements for the nine-month and three-month periods ended September 30, 2021 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These Consolidated Condensed Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted, except for those explicitly indicated on these Consolidated Condensed Interim Financial Statements, are consistent with those of the previous financial year and corresponding interim reporting period.

All amounts are presented in thousands of U.S. Dollars, except share data or as otherwise indicated.

These Consolidated Condensed Interim Financial Statements for the nine-month and three-month periods ended September 30, 2021 were authorized for issuance by the dLocal’s Board of Directors on November 16, 2021.

2.2. Share-based payments

During the nine-month period ended September 30, 2021, the Group granted new restricted share units to executives and employees in return for their services, which represented changes in the composition of share options outstanding at the end of the period.

2.2.1. Employee Share Purchase Plan (“ESPP”)

Set out below are summaries of restricted share units and share options granted under the plan*:

	September 30, 2021		December 31, 2020
	Average exercise price per share option (U.S. Dollars)	Number of options and RSUs	Average exercise price per share option (U.S. Dollars)	Number of options
At the beginning of the period	2.24	17,361,000	1.22	406,500
Granted during the period	3.69	2,292,000	2.10	16,294,000
Exercised during the period	2.03	(15,685,000)	—	—
Forfeited during the period	4.15	(15,000)	—	—

At the end of the period	1.16	3,953,000	2.08	16,700,500

Vested and exercisable at the end of the period	3.54	402,500	2.02	15,685,000

*	Retroactively adjusted to reflect the effect of the stock split (Note 1).

No options expired during the periods covered by the above table.

Share options and restricted share units outstanding at the end of the period have the following expiry dates and exercise prices*:

Grant date	Vesting period	Expiry date	Exercise price (U.S. Dollars per A Share)	Share options and RSUs September 30, 2021		Share options and RSUs December 31, 2020
August 1st, 2018	3 years	August 1st, 2021	0.74	90,500		271,500
October 1st, 2019	3 years	October 1st, 2022	2.18	90,000		135,000
January 31st, 2020	Less than 1 year	December 31st, 2024	2.04	—		15,459,000
August 24th, 2020	5 years	August 24th, 2025	3.30	835,000		835,000
November 15th, 2020	4 years	November 15th, 2024	4.15	135,000		135,000
November 23rd, 2020	5 years	November 23rd, 2025	3.88	525,500		525,500
January 1st, 2021	5 years	January 1st, 2026	3.88	210,000		—
March 1st, 2021	1 year	March 1st, 2022	0.002	5,500	**	—
March 2nd, 2021	5 years	March 2nd, 2026	7.44	10,000		—
March 11th, 2021	5 years	March 11th, 2026	0.002	1,031,000	**	—
March 11th, 2021	5 years	March 11th, 2026	7.44	36,000		—
March 12nd, 2021	5 years	March 12nd, 2026	7.44	7,000		—
March 15th, 2021	5 years	March 15th, 2026	7.44	7,500		—
March 29th, 2021	5 years	March 29th, 2026	7.44	10,000		—
May 11th, 2021	5 years	May 11th, 2026	7.44	927,500		—
May 11th, 2021	3 years	May 11th, 2024	0.002	22,500	**	—
May 18th, 2021	5 years	May 18th, 2026	16.17	10,000		—

Total				3,953,000		17,361,000

Weighted average remaining contractual life of restricted share units and share options outstanding at end of the period				4.22 years		4.02 years

*	Retroactively adjusted to reflect the effect of the stock split (Note 1).
**	It corresponds to Restricted Share Units (RSUs) granted.

2.3. New accounting pronouncements

The new and amended standards and interpretations that are issued, up to the date of issuance of our Consolidated Condensed Interim Financial Statements are disclosed below. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The Group did not change its accounting policies or make retrospective adjustments as a result of new accounting standards made applicable on January 1, 2021.

Effective for periods beginning on or after January 1, 2021

The following new standards have been issued by IASB and the nature and effect of these changes are disclosed below. This change, however, did not have material impacts on the consolidated condensed interim financial information.

Interbank Offered Rates “IBOR” reform and its effects on financial report – phase 2

‘Phase 2’ of the amendments requires that, for financial instruments measured using amortized cost measurement (that is, financial instruments classified as amortized cost and debt financial assets classified as Fair Value through Other Comprehensive Income “FVOCI”), changes to the basis for determining the contractual cash flows required by interest rate benchmark reform is reflected by adjusting their effective interest rate. No immediate gain or loss is recognized. A similar practical expedient exists for lease liabilities. These expedients are only applicable to changes that are required by interest rate benchmark reform, which is the case if, and only if, the change is necessary as a direct consequence of interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis (that is, the basis immediately preceding the change).

Where some or all of a change in the basis for determining the contractual cash flows of a financial asset and liability do not meet the above criteria, the above practical expedient is first applied to the changes required by interest rate benchmark reform, including updating the instrument’s effective interest rate. Any additional changes are accounted for in the normal way (that is, assessed for modification or derecognition, with the resulting modification gain/loss, recognized immediately in profit or loss where the instrument is not derecognized).

For lease liabilities where there is a change to the basis for determining the contractual cash flows, as a practical expedient the lease liability is remeasured by discounting the revised lease payments using a discount rate that reflects the change in the interest rate where the change is required by IBOR reform. If lease modifications are made in addition to those required by IBOR reform, the normal requirements of IFRS 16 are applied to the entire lease modification, including those changes required by IBOR reform.

The Group adopted amendments to IFRS 9, IAS 39, IFRS 7, and IFRS 16 Interest Rate Benchmark Reform – Phase 2 as issued in August 2020. All the amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

3. Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and judgments adopted on these Consolidated Condensed Interim Financial Statements are consistent with those of the previous financial year and corresponding interim reporting period.

The main changes in estimates and assumptions during the nine-month period ended September 30, 2021 are addressed below:

3.1. Share-based payment transactions to employees

dLocal estimates share-based payment transactions using the most appropriate valuation model and underlying assumptions, which depend on the terms and conditions of the grant and the information available at the grant date.

Where shares are forfeited due to a failure by the employee to satisfy the service conditions, any expenses previously recognized in relation to such shares are reversed effective from the date of the forfeiture.

The Group uses certain methodologies to estimate fair value of the options granted which include the following:

•	estimation of fair value based on equity transactions with third parties close to the grant date.

•	other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option and expected volatility of the price of the Group’s shares.

The model inputs for options granted during the nine-month period ended September 30, 2021 included:

a)	options are granted for no consideration and the calculation of the fair value is based on historical prices of comparable shares listed on Nasdaq.

b)	average exercise price*: 3.69 U.S. Dollars

c)	grant date: January 1st, February 25th, March 2nd, March 11th, March 12nd, March 15th, March 29th, May 11th and May 18th of the year, 2021.

d)	expiry date: January 1st, 2026, 2026, February 25th, 2026, March 2nd, 2026, March 11th, 2026, March 12nd, 2026, March 15th, 2026, March 29th, 2026, May 11st, 2026, May 11st, 2024 and May 18th, 2026.

e)	average share price at grant date*: 7.40 U.S. Dollars

f)	average expected price volatility of the company’s shares: 39.7%

g)	average risk-free interest rate: 0.7%

*	Retroactively adjusted to reflect the effect of the stock split (Note 1).

The model inputs for options granted during the nine-month period ended September 30, 2020 included:

h)	options are granted for no consideration and the calculation of the fair value is based on historical prices of comparable shares listed on Nasdaq.

i)	average exercise price*: 2.10 U.S. Dollars

j)	grant date: January 31st and August 24th of the year 2020

k)	expiry date: December 31st, 2024 and August 24th of 2025.

l)	average share price at grant date*: 2.28 U.S. Dollars

m)	average expected price volatility of the company’s shares: 35.35%

n)	average risk-free interest rate: 1.42%

*	Retroactively adjusted to reflect the effect of the stock split (Note 1).

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility based on publicly available information.

4. Consolidation of subsidiaries

dLocal Limited, located in Cayman, is the parent company of the Group and acts as a holding company for subsidiaries whose main activity is cross-border payments, enabling international merchants to access end customers in emerging markets. Its revenue comes from dividends receivable from subsidiaries and share of profit from subsidiary partnership.

The immediate subsidiary is dLocal Group Limited, an intermediate holding company located in Malta, whose subsidiaries are: dLocal Markets Limited, dLocal PTE Limited, dLocal Limited, dLocal LLP, dLocal Corp LLP, dLocal Inc. and dLocal Technologies S.A.

dLocal Markets Limited (Malta) is the majority shareholder of the Collection Agents located in the emerging markets. Its principal activity is to act as a holding company for such Collection Agents.

The immediate Collection Agents subsidiaries of dLocal Markets Limited are: dLocal Brasil Pagamentos Ltda., Demerge Brasil Facilitadora de Pagamentos Ltda., Dlocal Argentina S.A., Demerge Mexico S.A. de C.V., Dlocal Mexico S.A. DE C.V., Dlocal Chile SPA, Demerge Chile SPA, Pagos y Servicios Limitada, Dlocal Colombia S.A.S., Demerge Colombia S.A.S., Demerge Peru S.A.C., Depansum Solutions Private Limited, Dlocal Uruguay S.A., Demerege Ecuador S.A., PT. Dlocal Solutions Indonesia, DLocal Bangladesh Ltd., Dlocal Egypt LLC, DLocal Morocco SARL AU, Demerge Nigeria Ltd., Dlocal Panama SA, Demerge República Dominicana S.A.S., dLocal Paraguay S.A. and Depansum PTY.

As of September 30, 2021, December 31, 2020 and 2019 dLocal PTE Limited (Singapore) was the minority-interest shareholder of the following Collection Agents: dLocal Argentina S.A., dLocal Bangladesh Ltd., dLocal Brasil Pagamentos Ltda., Demerge Brasil Facilitadora de Pagamentos Ltda., PT. dLocal Solutions Indonesia, Demerge Nigeria Ltd., dLocal Egypt LLC, Demerge Argentina S.A. and dLocal Paraguay S.A.. Its principal activity is to act as a holding company for Collection Agents of countries where the law requires the existence of more than one shareholder.

dLocal Limited (Malta), dLocal LLP (UK) and dLocal Corp LLP (UK) act as Payment Providers within the structure of the Group for cross border transactions. These companies provide payment processing services to international merchants and work with Collection Agents based on the emerging markets. Payment Providers sign “Payment Processing Services Agreements” with merchants to enable them to accept and disburse payments in emerging markets. For local to local transactions, Collection Agents mentioned above act as Payment Providers.

Twenty-three subsidiaries of the Group act as Collection Agents based on each country targeted by dLocal and provide the Payment Providers with payment and collection services in the local currency of each country.

dLocal Technologies S.A. (Uruguay), dLocal Israel Ltd. and Demerge Argentina S.A. act as Service Providers within the structure of the Group. These companies provide technological and support services to the Payment Providers.

The Group evaluated whether to present additional information for the amount of non-controlling interest presented in the Consolidated Statement of Financial Position. The Group’s management based its judgement on information for each subsidiary that had a non-controlling interest and considered both quantitative considerations (i.e. the size of the subsidiary) and qualitative considerations (i.e. the nature of the subsidiary), concluding that disclosing such information is not material.

5. Segment reporting

The Group operates in a single operating segment, which is “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”) and the President of Dlocal Limited.

The Executive Team evaluates the Group’s financial information and resources and assesses the financial performance of these resources on a consolidated basis on the basis of Revenues, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the Consolidated Condensed Statement of Comprehensive Income and Consolidated Condensed Statement of Financial Position.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to dLocal’s revenues.

Revenue breakdown by region

The Group’s revenues arise from operations in twenty-six countries, where the Company processes payments for its merchants´ customers.

Based on the region where payments from/to such customers are processed this is the revenue breakdown:

	Nine-months ended September 30			Three-months ended September 30
	2021	YoY %	2020	2021	YoY %	2020
LatAm	152,239	146.7%	61,717	62,684	128.0%	27,497
Other emerging markets	15,624	101.0%	7,773	5,962	77.8%	3,353

Revenues [1]	167,863	141.6%	69,490	68,646	122.5%	30,850

Revenue with large customers

During the nine-month period ended September 30, 2021 the Group operated with more than 400 merchants (more than 240 merchants in the period ended September 30, 2020).

For the nine-month period ended September 30, 2021, the Group’s revenue from its top 10 merchants represented 60.0% of revenue (68.4% of revenue for the nine-month period ended September 30, 2020). For the nine-month period ended September 30, 2021 there are two customers (two for the nine-month period ended September 30, 2020) that on an individual level accounted for more than 10% of the total revenue.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. The Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative financial instruments carried at fair value through profit or loss, impairment gain/loss on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses and inflation adjustment. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

[1]

The Group’s revenues as of September 30, 2021 from customers attributed to the entity’s country of domicile, are USD 76,716 while USD 91,144 are attributed to the domicile of the rest of the countries (USD 37,439 and USD 32,051 in September 30, 2020, respectively).

The Group reconciles the segment’s performance measure to profit for the period as presented in the Consolidated Condensed Statements of Comprehensive Income as follows:

		Nine-months ended September 30		Three-months ended September 30
	Notes	2021	2020	2021	2020
Profit for the period		54,304	16,586	19,669	8,622

Income tax expense	11	5,533	2,231	2,558	932
Inflation adjustment		197	(34)	156	(9)
Interest charges on leases		97	15	46	5
Net Interest expense from financial assets at FVPL		(1,289)	(342)	(1,095)	(210)
Fair value losses/(gains) on financial assets at FVPL		16	(12)	6	(9)
Other operating (gain)/loss	20	(2,896)	2,831	—	2,760
Other finance expense		414	45	178	9
Impairment loss/(gain) on financial assets	15	8	(853)	(159)	45
Depreciation and amortization	10	3,240	744	1,381	282
Secondary offering expenses (i)	8	4,442	—	695	—
Transaction costs (ii)	8	665	—	211	—
Share-based payment non-cash charges, net of forfeitures	9	5,354	7,039	2,673	106

Adjusted EBITDA		70,085	28,250	26,319	12,533

Revenues	6	167,863	69,490	68,646	30,850

Adjusted EBITDA		70,085	28,250	26,319	12,533

Adjusted EBITDA Margin		41.8%	40.7%	38.3%	40.6%

(i)	Corresponds to expenses assumed by dLocal in relation to secondary offering of its shares.
(ii)	Corresponds to costs related to the acquisition of assets of Primeiropay as more fully explained in Note 13: Asset acquisition.

6. Revenues and Cost of Services

(a) Revenue and Gross profit description

dLocal derives revenue from processing payments for international merchants to enable them to operate in selected emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	Nine-months ended September 30		Three-months ended September 30
	2021	2020	2021	2020
Transaction revenues (i)	162,078	65,065	66,430	28,692
Other revenues (ii)	5,785	4,425	2,216	2,158

Revenues from payment processing (iii)	167,863	69,490	68,646	30,850

Cost of services	(76,361)	(30,084)	(34,202)	(13,969)

Gross profit	91,502	39,406	34,444	16,881

(i)

Transaction revenues are comprised of transaction fees, defined either as percentage of the transaction value or a fixed amount per transaction, as well as foreign exchange service fee, usually established as a percentage of the transaction value. These fees are recognized as revenue at a point in time when a payment transaction has been processed.

(ii)	Other revenues are mainly comprised of minor fees, such as initial setup fees, installment fee, minimum monthly fees, chargebacks fees, refunds fees and small transfer fees.
(iii)	In 2021 revenues include an amortization charge of USD 150 (USD 17 for the nine-month period ended September 30, 2020) related to prepaid assets, as detailed in Note 16: Other assets.

(b) Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction is processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time for the quarters ended September 30, 2021 and 2020.

(c) Cost of services

Cost of services are composed of the following:

	Nine-months ended September 30		Three-months ended September 30
	2021	2020	2021	2020
Processing costs (i) (1)	72,109	28,506	32,371	13,404
Hosting expenses (ii)	2,253	782	1,046	285
Salaries and wages (iii)	454	276	195	100
Amortization of intangible assets (iv)	1,545	520	590	180

Cost of services	76,361	30,084	34,202	13,969

(i)

Mainly corresponds to fees that financial institutions (banks, local acquirers or payment methods) charge the Group, which are typically a percentage of the transaction value but in some instances, they also could be a fixed fee and are related to payment processing, cash advances, and installment payments. Costs vary from one institution to another and usually depends on the settlement period contracted with each such institution and the payment method used.

(ii)	Expenses related to hosting services for the Group’s payment platform.
(iii)	Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9: Employee Benefits.
(iv)

Amortization of intangible assets corresponds to the amortization of the internally generated software (i.e., dLocal’s payment platform) by the Group. For further detail refer to Note 17: Intangible Assets.

(1)

For the nine-month period ended September 30, 2021, the amount includes foreign exchange losses and broker’s costs of USD 3,431 on the processed volume between the processing date and the expatriation or repatriation of funds date (USD 3,690 for the nine-month period ended September 30, 2020).

7. Technology and development expenses

Technology and development expenses are composed of the following:

	Nine-months ended September 30		Three-months ended September 30
	2021	2020	2021	2020
Salaries and wages (i)	880	666	495	311
Software licenses (ii)	270	186	110	61
Infrastructure expenses (iii)	562	179	261	73
Information and technology security expenses (iv)	135	110	62	35
Other technology expenses	385	114	188	48

Total Technology and development expenses	2,232	1,255	1,116	528

(i)	Consist primarily of FTEs compensation related to technology related roles. For further detail on total salaries and wages refer to Note 9: Employee Benefits
(ii)	Consist of software licenses used by the technology development department for the development and maintenance of the platform.
(iii)	Corresponds to information technology costs to support our infrastructure and back-office operations.
(iv)	Comprises expenses of overall monitoring and security of our network and platform.

8. Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expenses are composed of the following:

	Nine-months ended September 30		Three-months ended September 30
Sales and marketing expenses	2021	2020	2021	2020
Salaries and wages (i)	3,023	1,753	1,098	649
Marketing expenses (ii)	401	269	157	90

Total Sales and marketing expenses	3,424	2,022	1,255	739

	Nine-months ended September 30		Three-months ended September 30
General and administrative expenses	2021	2020	2021	2020
Salaries and wages (iii)	16,151	11,263	6,230	1,716
Third-party services (iv)	8,863	1,403	2,733	450
Office expenses (v)	2,022	1,202	732	422
Amortization and depreciation (vi)	1,695	224	791	102
Travel and other operating expenses (vii)	1,349	1,570	401	779

Total General and administrative expenses	30,080	15,662	10,887	3,469

(i)

Salaries and wages related to Full Time Equivalents (“FTE”) engaged in the Sales and marketing department of the Group. For further detail on total salaries and wages refer to Note 9: Employee Benefits.

(ii)

Expenses related to the distribution and production of marketing and advertising, public relations expenses, commissions to third-party sales force and partners and expenses incurred in relation to trade marketing at events.

(iii)	Salaries and wages related to administrative FTEs. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(iv)

This includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources’ fees. Third-party services, for the nine-month period ended September 30, 2021, also include USD 4,442 of Secondary offering expenses and USD 665 of Transaction costs.

(v)	Consist of office rent and related expenses.
(vi)

Corresponds to amortization of right-of-use assets as well as depreciation of property, plant and equipment. For further detail on total amortization and depreciation charges refer to Note 10: Amortization and Depreciation.

(vii)	This mainly includes expenses related to bank charges, taxes and other operating expenses.

9. Employee Benefits

As of September 30, 2021, the Group’s FTEs were 532 (260 as of September 30, 2020) where 39% corresponded to information technology and product engineers and related roles (40% for the nine-month period ended September 30, 2020).

Employee benefits is composed of the following:

	Nine-months ended September 30		Three-months ended September 30
	2021	2020	2021	2020
Salaries, wages and contractor fees (i)	19,858	7,203	7,504	2,808
Share-based payments (ii)	5,354	7,039	2,673	106

Total employee benefits	25,212	14,242	10,177	2,914

(i)

Salaries, wages and contractor fees include social security costs as well as annual bonuses compensations. This line also includes USD 4,704 in the nine-month period ended September 30, 2021 (USD 1,699 in the nine-month period ended September 30, 2020) related to capitalized salaries and wages.

(ii)	The share-based payments relate to equity-settled compensation expenses, net of forfeitures if any. For further information refer to Note 2.2: Share-based payments.

10. Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	Nine-months ended September 30		Three-months ended September 30
	2021	2020	2021	2020
Amortization of intangible assets	2,594	520	1,115	180
Right-of-use asset amortization	337	128	129	45
Depreciation of Property, plant & equipment	309	96	137	57

Total Amortization and Depreciation	3,240	744	1,381	282

For further information related to amortization of intangible assets refer to Note 17: Intangible Assets.

11. Income Tax

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average income tax rate used for the nine-month period ended September 30, 2021 is 9.2%, compared to 11.9% for the nine-month period ended September 30, 2020.

The income tax charge recognized in profit and losses is the following:

	Nine-months ended September 30		Three-months ended September 30
Current Income Tax	2021	2020	2021	2020
Current Income Tax on profits for the year	(5,173)	(2,236)	(2,723)	(899)

Total Current Income Tax expense	(5,173)	(2,236)	(2,723)	(899)

	Nine-months ended September 30		Three-months ended September 30
Deferred income tax	2021	2020	2021	2020
(Decrease)/Increase in deferred income tax assets	36	5	176	(33)
Increase in deferred income tax liabilities	(396)	—	(11)	—

Total Deferred income tax (expense) / benefit	(360)	5	165	(33)

Income Tax expense	(5,533)	(2,231)	(2,558)	(932)

12. Capital management

(a) Share capital

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	September 30, 2021		September 30, 2020
	Amount	USD	Amount	USD
Authorized Shares of 0.002 U.S. Dollars each
Class A Common Shares	1,000,000,000	2,000	—	—
Class B Common Shares	250,000,000	500	—	—
Undesignated Shares	250,000,000	500	—	—
Authorized Shares of 1.1211 U.S. Dollars each **
Common Shares	—	—	618,363	693

	1,500,000,000	3,000	618,363	693

Issued and Fully Paid Up Shares of 0.002 U.S. Dollars each *
Class A Common Shares	149,065,490	298	268,598,000	602
Class B Common Shares	145,962,951	292	—	—

	295,028,441	590	268,598,000	602

Share Capital evolution *
Share Capital as of January 1	268,598,000	602	268,598,000	602
i) Issue of ordinary shares (pre-IPO)	19,906,000	45	—	—
ii) Par value change	—	(70)	—	—
iii) Issue of ordinary shares at the IPO	4,411,765	9	—	—
iv) Warrant exercise	2,112,676	4	—	—

Share Capital as of September 30	295,028,441	590	268,598,000	602

*	Retroactively adjusted to reflect the effect of the stock split (Note 1).
**	Amounts do not reflect the effect of the stock split explained in Note 1.

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

i)

For the nine-month period ended September 30, 2021 and prior to the IPO date (June 3, 2021) dLocal issued 19,906,000 new Class A Common Shares receiving total proceeds of USD 63,177, according to the following details: i) 15,640,000 shares related to the exercise of share-options where dLocal received payments for USD 31,678; ii) 45,000 shares related to the exercise of share-options where dLocal received payments for USD 98; and iii) 4,221,000 shares, issued on March 3rd, 2021, where dLocal received payments for USD 31,401.

ii)

On April 14, 2021 existing shareholders of dLocal Group Limited contributed the outstanding shares, with par value of 1.1211 U.S. Dollars, to dLocal, and received the same number of shares with par value of 1 U.S. Dollars.

iii)

On June 3, 2021 the following transactions took place related to the Group’s IPO: i) the Group made a 500-for-1 share split where the shareholders of dLocal exchanged 577,008 shares with par value of 1 U.S. Dollars for 288,504,000 shares of par value 0.002 U.S. Dollars of the same entity; ii) 4,411,765 shares were issued as part of the initial public offering where dLocal received a payment, net of issuance costs, of USD 86,450 based on a market price of 21.0 U.S. Dollars per share.

iv)

On September 2, 2021 a holder of warrants exercised its net issuance right resulting in a net issuance on September 7, 2021 of 2,112,676 shares at a Fair Market Value of U.S. Dollars 65.14 per share, calculated using the average price of 5 business days before the exercise date.

(b) Capital reserve

The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 2.11: Share-based payments and warrants. Accordingly, this reserve is related to share-based payment compensation plans of the Group.

The following table shows a breakdown of the consolidated statement of financial position line item ‘Capital Reserves’ and the movements in these reserves during the periods.

	2021	2020
Balance as of January 1	12,582	5,287
Share-options exercise (i)	(6,898)	—
Share-based payments charges	5,360	7,039
Forfeitures	(6)	—
Warrant exercise	(533)	—

Balance as of September 30	10,505	12,326

(i)

During the nine-month period ended September 30, 2021, a total of 15,685,000 share-options under the share-based payments plan were exercised. Consequently, the correspondent charge to Capital reserve was recycled into the Share premium line item within equity.

(c) Other Reserves

The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

The following table shows a breakdown of the consolidated statement of financial position line item ‘Other Reserves’ and the movements in these reserves during the periods.

	2021	2020
	Cumulative translation adjustment	Cumulative translation adjustment
Balance as of January 1	119	14
Movement of reserves	304	(516)

Balance as of September 30	423	(502)

(d) Retained Earnings

Movements in retained earnings were as follows:

	2021	2020
Balance as of January 1	31,749	18,460
Comprehensive income for the period	54,455	16,547
Transaction between shareholders	—	163
Distribution of retained earnings	—	(15,000)

Balance as of September 30	86,204	20,170

(e) Earnings per share

dLocal calculates basic earnings per share by dividing the profit attributable to equity holders by the weighted average number of common shares issued and outstanding during the nine-months and three-months periods ended September 30, 2021 and 2020.

For diluted earnings per share is calculated by dividing the profit attributable to equity holders of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The next table presents the information used as base for such calculation:

	For the nine-month period ended September 30		For the three-month period ended September 30
	2021	2020	2021	2020
Profit attributable to equity shareholders (U.S. Dollars)	54,291,000	16,586,000	19,663,000	8,622,000
Weighted average number of common shares *	284,456,779	268,598,000	293,558,997	268,598,000
Adjustments for calculation of diluted earnings per share * (1)	19,609,500	13,544,500	19,646,000	12,964,000
Weighted average number of ordinary shares for calculating diluted earnings per share *	304,066,279	282,142,500	313,204,997	281,562,000

Basic earnings per share	0.19	0.06	0.07	0.03

Diluted earnings per share	0.18	0.06	0.06	0.03

*	Retroactively adjusted to reflect the effect of the stock split (Note 1)
[1]

For the nine-month period ended September 30, 2021, the adjustment corresponds to the dilutive effect of i) USD 16,209 average shares related to share-based payment warrants; and ii) USD 3,401 average shares related to share-based payment plans with employees (USD 13,356 and USD189 respectively for the nine-month period ended September 30, 2020). For the three-month period ended September 30, 2021 corresponds to the dilutive effect of i) USD 16,456 average shares related to share-based payment warrants; and ii) USD 3,190 average shares related to share-based payment plans with employees (USD 12,788 and USD 177 respectively for the three-month period ended September 30, 2020).

13. Asset acquisition

On March 11, 2021, with effective date April 1, 2021, dLocal signed a contract to acquire certain assets from Primeiropay S.A.R.L and PrimeiroPay Technology GmbH (“Primeiropay”) in accordance with the Transfer of a Going Concern Agreement (“the Agreement”) signed between the parties, for a consideration of USD 40.0 million, of which USD 1.33 million is contingent consideration (subject to the achievement of the “earn-out”) and USD 38.67 million was an immediate cash consideration, with an effective date of April 1, 2021. According to management’s estimates, the contingent consideration will be paid during the following 6 months.

Primeiropay is an international payment service provider that delivers payment services for international merchants that want to accept payments from their international customers without setting up a local entity through processing all cards and payment methods domestically in local currencies. The asset acquisition is expected to increase the Group’s market share through the incorporation of new global merchants processing payments in emerging markets. Details of the purchase consideration are as follows:

Purchase consideration	USD
Cash Paid	38,670
Contingent Consideration at fair value	665

Total Purchase Consideration	39,335

The Group applied the concentration test detailed on Paragraph B7B of IFRS 3 – Business Combinations, to assess whether the acquired set of activities and assets were or not a business. The concentration test was met since substantially all the fair value of the gross assets acquired was concentrated in a group of similar identifiable assets (i.e. intangible assets related to merchant agreements) and the intellectual property that is attached to them. Consequently, the transaction was classified as an asset acquisition, outside of the scope of IFRS 3 (Paragraph 2b).

Recognition of assets acquired

On April 1st, 2021 the Group recognized the assets acquired (mainly merchant agreements) as a single intangible asset in accordance with IAS 38 – Intangible Assets. The Group estimated the amortization period for such single intangible asset to be 18.75 years.

14. Cash and cash equivalents

Cash and cash equivalents breakdown is presented below:

	September 30, 2021	December 31, 2020
Own Balances	187,681	43,684
Merchant Clients Funds	105,374	68,049

	293,055	111,733

As of September 30, 2021, USD 293,055 (USD 111,733 on December 31, 2020) represents cash on hand, demand deposits with financial institutions and other short-term liquid financial instruments.

Own Balances correspond to cash and cash equivalents of the Group while Merchant Clients Funds correspond to freely available funds collected from the merchants’ customers, that can be invested in secure, liquid low-risk assets until they are transferred to the merchants in accordance with the agreed conditions with them or transferred to Own Funds accounts for the portion that corresponds to the Group fees.

15. Trade and other receivables

Trade and Other Receivables of the Group are composed of the following:

	September 30, 2021	December 31, 2020
Trade receivables	149,862	67,553
Loss allowance	(297)	(341)

Trade receivables net	149,565	67,212
Advances and other receivables	18,035	5,573

	167,600	72,785

Trade Receivables correspond to uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed that will be collected in less than one year, so they are classified as current. No financial assets are past-due and all Trade and other receivables are categorized as within “normal” credit risk rating.

Loss allowance and impairment losses

The following table presents the evolution of the loss allowance:

	2021	2020
Total as of January 1	(341)	(807)

Decrease / (Increase) in loss allowance for trade receivables	(8)	511
Write-offs	52	—

Total as of September 30	(297)	(296)

Net impairment (loss)/gain on financial assets (i)	(8)	853

(i)	2020 includes a write-off reversal of USD 342 charged directly to the Statement of Comprehensive Income related to Trade receivables.

Initial recognition and subsequent measurement the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due (only 0-30 past due bucket as of September 30, 2021 and December 31, 2020).

The expected loss rates are based on the payment profiles of debtors over a period of 36 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate of the 0-30 past due bucket was determined at 0.1% for the nine-month period ended September 30, 2021 (0.5% in the nine-month period ended September 30, 2020).

16. Other Assets

Other assets are composed of the following:

	September 30, 2021	December 31, 2020
Current
Money held in escrow for: (i)	1,072	1,070

- Payment Processing Service Agreements	861	859
- Requirements for other processors	80	80
- Credit card requirements	131	131
Rental guarantees	210	95
Capitalized transaction costs (ii)	—	302
Prepaid assets (iii)	543	550

Total current Other Assets	1,825	2,017

Non-current
Prepaid assets (iii)	—	143

Total non-current Other Assets	—	143

(i)	Comprises money held in escrow in order to constitute a fund required by processors.

(ii)	Corresponds to prepaid costs related to a potential offering process, only associated to primary offering costs.

(iii)

In 2020 the Group signed with a Merchant a letter of agreement (the “Agreement”) where the Group agreed to pay USD 400 to the Merchant in exchange of a minimum amount of revenue in the period between August 24th, 2020 and September 30th, 2022. During the nine-month period ended September 30, 2021 this asset was reduced in USD 150 and accounted for as a reduction of revenues (USD 17 in year 2020). Additionally, the Group signed an agreement with another Merchant where the Group agreed to pay USD 360 to the Merchant in exchange of a minimum amount of revenue during 2021 and for being retained as the provider of at least the 90% of the transacted volume in all markets where dLocal offers a complete payment solution in the same. Such agreement was already paid in 2021 and included within “Prepaid Assets”.

(iv)	See Note 13: Asset acquisition.

17. Intangible Assets

Intangible assets of the Group correspond to acquired software as well as to capitalized expenses related to internally generated software and are stated at cost less accumulated amortization.

	Internally generated software	2021 Acquired intangible asset *	Total	2020 Internally generated software
At January 1
Cost	4,987	—	4,987	1,983
Accumulated amortization	(834)	—	(834)	(180)

Net book amount	4,153	—	4,153	1,803

Period ended September 30
Opening book amount	4,153	—	4,153	1,803
Additions (i)	4,905	—	4,905	2,394
Asset acquisition (Note 13)	—	39,335	39,335	—
Amortization of the period	(1,545)	(1,049)	(2,594)	(520)

Closing book amount	7,513	38,286	45,799	3,677

	As of September 30, 2021	As of December 31, 2020
Cost	49,227	4,989
Accumulated amortization	(3,428)	(836)

Net book amount	45,799	4,153

*	Refer to Note 13: Asset acquisition.
(i)	The additions of the nine-month period ended September 30, 2021 include USD 4,704 related to capitalized salaries and wages (USD 1,699 as of September 30, 2020).

As of September 30, 2021, and December 31st, 2020 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test.

18. Trade and other payables

Trade and Other Payables are composed of the following:

	September 30, 2021	December 31, 2020
Trade Payables	231,472	136,727
Accrued Liabilities	3,793	2,928
Other Payables	9,211	3,210

Total Trade and other payables	244,476	142,865

These payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.

Trade Payables correspond to liabilities with Merchants, either related to payin transactions processed or payout transactions to be processed at their request. Accrued Liabilities mainly correspond to obligations with legal and tax advisors, and auditors. Other Payables mainly correspond to obligations related to processors´ costs and the acquisitions of office goods and services necessary for the ordinary course of the business.

19. Tax Liabilities

The tax liabilities breakdown is as follows:

	September 30, 2021	December 31, 2020
Income tax payable	2,018	1,911
Other tax liabilities	6,724	5,877
Income tax withholdings	4,011	3,343
Digital services VAT withholding	1,949	1,579
Other Taxes	764	955

Total Tax Liabilities	8,742	7,788

20. Derivative financial instruments

As of the beginning of the nine-month period of these Consolidated Condensed Interim Financial Statements, dLocal Limited had an option agreement in place with one shareholder (“Investor”), pursuant to which the Investor had outstanding options to purchase up to 18,068,000 common shares from certain existing shareholders, or by direct issuance of Company shares, which could be exercised by the Investor on or before December 16, 2021.

In March 3, 2021, the investor exercised the right to purchase 18,068,000 Class A Ordinary shares in dLocal Group Limited, by acquiring them from other existing shareholders, without being required the issuance of new shares by dLocal. In this sense, as of March 3, 2021 the obligations of dLocal under this agreement have ceased.

Considering that as of December 31, 2020 the derivative financial instrument represented a liability for dLocal of USD 2,896, a gain for the same amount was recognized within Operating profit in the line item “Other operating gain/(loss)” in the Consolidated Condensed Interim Statements of Comprehensive Income for the nine-month period ended September 30, 2021.

21. Provisions

(a) Current or potential proceedings

Provisions for the period are related to current or potential proceedings where the management understands, based on the Group’s legal advisors’ assessment, that it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(b) Movements in current or potential proceedings

Movements in current or potential proceedings are set out below:

	2021	2020
Carrying amount as of January 1	1,393	798

Additional charge to current or potential proceedings	1,016	148

Carrying amount as of September 30	2,409	946

22. Related parties

(a) Related Party Transactions

Related party transactions are linked to the options agreement that is reflected presented in Note 20 of these financial statement.

(b) Key Management compensation

The compensation of the Executive Team during the period can be analysed as follows:

	Nine months to September 30, 2021	Nine months to September 30, 2020	Three months to September 30, 2021	Three months to September 30, 2020
Short-term employee benefits – salaries and wages	1,527	524	406	162
Long-term employee benefits – share-based payment	4,789	7,039	2,673	106

	6,316	7,563	3,079	268

(c) Transactions with other related parties

The following transactions occurred with related parties:

	Nine months to September 30, 2021	Nine months to September 30, 2020	Three months to September 30, 2021	Three months to September 30, 2020
Transactions with merchants – revenues	1,177	1,328	351	811
Transactions with preferred suppliers (Collection agents) – costs	(232)	(315)	(112)	(111)

(d) Outstanding balances arising from transactions with other related parties

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	September 30, 2021	December 31, 2020
Merchants – accounts payable	(632)	(598)
Preferred suppliers (Collection agents) – accounts payable	(40)	(39)
Preferred suppliers (Collection agents) – accounts receivable	3,210	506

All transactions with related parties were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured and are repayable in cash.

23. Fair value hierarchy

The following tables show financial instruments recognized at fair value for the period ended September 30, 2021 and December 31, 2020, analyzed between those whose fair value is based on:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group understands that the book value of such instruments approximates their fair value.

September 30, 2021	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	1,066	—	1,066	1,066	—	—
Other Assets	—	1,825	1,825	—	—	—
Trade and Other Receivables	—	167,600	167,600	—	—	—
Cash and Cash Equivalents	—	293,055	293,055	—	—	—

	1,066	462,480	463,546	1,066	—	—

December 31, 2020	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Assets
Financial Assets at Fair Value through Profit or Loss	8,319	—	8,319	8,319	—	—
Other Assets	—	2,017	2,017	—	—	—
Trade and Other Receivables	—	72,785	72,785	—	—	—
Cash and Cash Equivalents	—	111,733	111,733	—	—	—

	8,319	186,535	194,854	8,319	—	—

September 30, 2021	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(244,476)	(244,476)	—	—	—
Contingent consideration liability	(665)	—	(665)	—	—	(665)

	(665)	(244,476)	(245,141)	—	—	(665)

December 31, 2020	FVPL	Amortized cost	Total	Level 1	Level 2	Level 3
Liabilities
Trade and Other Payables	—	(142,865)	(142,865)	—	—	—
Derivative financial instruments	(2,896)	—	(2,896)	—	(2,896)	—

	(2,896)	(142,865)	(145,761)	—	(2,896)	—

Level 3 Financial Instruments

As of September 30, 2021, the Group has recognized a contingent consideration liability, described in Note 13, amounting to USD 665, classified in Level 3. The amount of the Level 3 contingent consideration was calculated by the finance team of the Group, using a discounted cash flow analysis, considering the expected cash flows based on terms of the contract, the entity’s knowledge of the business and how the current conditions are likely to impact it.

There were no changes in level 3 items for the periods ended September 30, 2021 and December 31, 2020. Also, there were no transfer of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments.

24. Subsequent events

Secondary offering

On October 25, 2021 the Company announced the closing of an underwritten public offering of 17,000,000 Class A common shares which were sold by certain selling shareholders at a public offering price of USD 52.25 per share. The offering was made pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”). This public offering was secondary for which the Company did not receive any cash in exchange of shares.

In connection with the offering, the selling shareholders have granted the underwriters the option to purchase up to 2,550,000 additional Class A common shares at the public offering price less the underwriting discounts and commissions.